UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion and Bridgewater Systems Announce Joint WiMAX™ Deployment in Angola. Dated January 8th , 2008	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8th, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
Efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion and Bridgewater Systems Announce Joint
WiMAX™ Deployment in Angola

Enables MSTelcom to support IP services over Mobile WiMAX™

Tel Aviv, Israel & Ottawa, Canada – January 8, 2008 – Alvarion Ltd. (NASDAQ: ALVR) and Bridgewater Systems (TSX:BWC) today announced they are providing MSTelcom, of Sonangol Group, with advanced WiMAX™ solutions to support IP services to be offered in key locations throughout Northern Angola. This deployment project is planned to support MSTelcom’s current services that include national satellite coverage, broadband services, terrestrial links, Internet access, national and international connectivity (telephony), and radio tracking systems.

Bridgewater’s proven AAA Service Controller is provided as part of Alvarion’s OPEN™ WiMAX architecture, enabling MSTelcom to provide robust authentication and authorization for high speed Internet and VoIP WiMAX services based on IEEE 802.16e Mobile WiMAX™ technology. The new network enables MSTelcom to optimize services used as the preferred last mile solution for residential and SOHO markets. In addition, they can maintain continuous technological evolution and enforce the building of a rural satellite-based network for telephony connectivity.

Mr. Angelo Gama, CTO of MSTelcom commented about the deployment project: “With a wide range of offered services and growing customer base, we need a reliable and cost effective solution. Bridgewater’s powerful AAA Service Controller together with Alvarion’s unique Mobile WiMAX technology, provides a winning combination for enabling us to offer broadband wireless to our customers, while optimizing our current and future services.”

“Market-leading operators are choosing best of breed solutions based on Alvarion’s OPEN WiMAX architecture,” said Tyler Nelson, vice president of business development and marketing for Bridgewater Systems. “As a partner in Alvarion’s ecosystem, Bridgewater provides the industry’s most robust and advanced AAA solution, proven in the most demanding service provider environments and compliant with relevant WiMAX Forum™ standards for Mobile WiMAX. This makes it the right choice for progressive WiMAX operators such as MSTelcom.”

“We are pleased to present MSTelcom with this advanced WiMAX service offering together with our partner Bridgewater Systems,” said Rudy Leser, corporate vice president strategy and marketing of Alvarion Ltd. “This win serves as another proof point to the advantage of our best of breed OPEN WiMAX ecosystem of partners. We look forward to future possibilities of accelerating WiMAX with Bridgewater Systems and offering future mobile services as well.”

Fully interoperable with Alvarion’s Access Service Network gateways (ASN-GW), the Bridgewater Systems AAA Service Controller is a proven carrier-grade authentication, authorization and accounting (AAA) solution. It features a powerful policy and profile engine to allow service providers to control and manage access to advanced and differentiated services on a per-subscriber basis. Compliant with the WiMAX Forum’s NWG Stage 3 Release 1.0.0 specification, the AAA Service Controller provides extensive support for Mobile WiMAX often not available in legacy AAA servers, such as support for multiple EAP methods, dual RADIUS/Diameter protocol support, device and subscriber authentication, as well as mobile IP support.

About MSTelcom

MSTelcom – Mercury Telecommunications Services S.A.R.L. – was established on March 21, 1997 with the objective of guaranteeing maintaining and operating in an efficient manner the communications of the Sonangol Group. In 2003 the company was licensed as a telecommmunications’ operator – one of four in the country – and since then MSTelcom has been providing fixed telephony services to Sonangol Group and other companies.

About Bridgewater Systems

Bridgewater Systems develops the industry’s most advanced subscriber-centric policy management software for fixed, mobile and converged networks. Its solutions help global service providers launch new services faster and maximize profits by creating a subscriber-centric policy decision point to control and monetize the dynamic subscriber interaction with IP-based services. Vendor-neutral and access network agnostic, Bridgewater Systems’ comprehensive policy management portfolio features: network access control products including authentication, authorization and accounting (AAA) and dynamic host configuration protocol (DHCP) systems; entitlement control products to manage subscriber access to applications and network resources; and robust subscriber management via a centralized policy and profile repository solution. Bridgewater Systems’ proven carrier-class products help service providers enrich the subscriber experience, enable extensive revenue capture capabilities, and out-of-the-box value that can be deployed in weeks – instead of months.

More than 90 leading service providers around the globe including Verizon Wireless, Sprint Nextel, Bell Mobility, and SmarTone-Vodafone trust Bridgewater’s technology and business insight to help them deliver world-class services. www.bridgewatersystems.com.

About Alvarion

With more than 3 million units deployed in 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.

Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company’s prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

Bridgewater Systems Media Contact:

Mi liberty
Marla Cimini	Simon Marshall
856-616-1194	+44 207 751 44 44
marla@libertycomms.com	simon@libertycomms.com

Alvarion contact information:

Investor Contacts:	Press Contacts:

Efrat Makov, CFO
+972.3.645.6252	In the U.S.: Heather Mills
+1.650.314.2652	+1.972.341.2512
efrat.makov@alvarion.com	hmills@golinharris.com

Claudia Gatlin	In the U.K.: Bridget Fishleigh
+1.212.830.9080	44.1273.305.936
claudia.gatlin@alvarion.com	bridget@nomadcomms.com

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, Kika.Stayerman@alvarion.com or +972.3.767.4159.

All companies and products listed herein are trademarks or registered trademarks of their respective holders.